SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.



                          FORM U-57

       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




              Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended





                     CONTACT ENERGY LIMITED
                                             _______________________________
                                 (Name of foreign utility company)


                             by


                    EDISON MISSION ENERGY
                  ________________________
                  (Name of filing company)

                   18101 Von Karman Avenue
                         Suite 1700
                Irvine, California 92715-1007

Item 1
     Name and business address of the entity claiming foreign utility company status

     Contact Energy Limited
     Level 1
     Harbour City Tower
     29 Brandon Street
     Wellington
     New Zealand

     Description of the facilities used for the generation, transmission, or distribution of electric energy for sale
          Contact Energy Limited (Contact) owns the following generating facilities in operation or nearing the completion of construction in New Zealand:
     Otahuhu A       85 MW    gas turbine         North Island, South Auckland
     Otahuhu B      395 MW    combined cycle North Island, South Auckland
     Te Rapa          44 MW   gas cogeneration    North Island
     Ohaaki         165 MW    geothermal          North Island
     Wairakei       165 MW    geothermal          North Island
     Whirinaki      162 MW    gas turbine         North Island
     New Plymouth   580 MW    gas            North Island
     Stratford      198 MW    gas turbine         North Island
     Clyde               432 MW    hydroelectric       South Island
     Roxburgh       320 MW    hydroelectric       South Island
          Contact also has a 28 percent interest in Southern Hydro Partnership, which owns the following generating facilities in operation or nearing the completion of construction in
     Australia:
     Dartmouth      150 MW    hydroelectric
     Kiewa Scheme   193 MW    hydroelectric
     Rubicon Scheme  14 MW    hydroelectric
     Eildon              120 MW    hydroelectric
     Cairn Curran          2 MW    hydroelectric
          Contact also has a 17 percent interest in a distillate and gas-fired facility under construction at Oakey in Queensland, which is due to be completed in November of 1999.
     Ownership of the Company
          The owner of Contact is currently the Crown of New Zealand.
     Edison Mission
     Energy (EME), through its subsidiary Energy Mission Energy Taupo Limited (EMETL), intends to acquire 40 percent of the issued shares in Contact on or about May 13, 1999.
     EME and EMETL are indirect wholly-owned subsidiaries of Edison International, an exempt holding company, as further described below.
          In addition to the 40 percent interest being acquired by EMETL, the Crown is offering up to 60 percent of the issued shares in Contact to members of the public in New
     Zealand and to institutional investors in New Zealand and Australia.
     Item 2
     Domestic associate public-utility company and holding company

          Southern California Edison Company (Edison) is the only domestic public-utility company that will be an associate company of Contact. Edison itself will have no interest in Contact. Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1)
     of the Public Utility Holding Company Act of 1935, as amended (Act), pursuant to Rule 2.
          EMETL is wholly-owned by EME Royale, which is wholly-owned by Majestic Energy Limited, which is wholly-owned by Edison Mission Energy Global Management,
     Inc, which is wholly-owned by EME. EME is wholly-owned by The Mission Group, which is wholly-owned by Edison International.


     EXHIBIT A

     Documents incorporated by reference
          Edison is the only associate company or affiliate of EMETL that is subject to the regulation of its retail electric or gas rates by a State commission.
     The California Public
     Utilities Commission (PUC) is the sole State commission with jurisdiction over the retail rates of Edison.
          Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy
     Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company."
     As contemplated by this provision, the PUC in authorizing the creation of Edison
     International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.
          In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC 1988). In formulating these conditions, the PUC recognized the primary importance of insulating
     Edison's ratepayers from the effect of diversification: "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69.
          Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or
     Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
          Accordingly, Contact meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."
          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         By:    /s/ Richard Lehfeldt
                              Richard Lehfeldt
                              Vice President and Assistant General Counsel
                              Edison Mission Energy
                              18101 Von Karman Avenue, Suite 1700
                              Irvine, California 92715-1007


     May 10, 1999